UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 5, 2009

Nacional Securities Commission

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of the North
S.A.) (the “Company”). Notice of Interest
Payment. Floating Rate Par Notes and Fixed Rate
Par Notes.

Dear Sirs,

It is my pleasure to inform you, the shareholders of the non-convertible notes, that on June 15, 2009 we will begin the interest payments corresponding to this period, which amount to U.S. $760,499.05.

Payment address:

(a) Banco Santader Rio S.A., Mitre 480 (1036) Buenos Aires, Argentina;

(b) The Bank of New York, 101 Barclays Street, New York, NY, 10286, U.S.A.

Payment hours: Business days between 10am and 3pm.

Date of the first payment: June 15, 2009

Interests to be paid:

•	Floating Rate Class A Par Notes
Cusip: P3710FAC8 and 29244AAC6
Percent of interests accruing during the period: 3.82250% annually (U.S.$241,889.44)
•	Fixed Rate Class A Par Notes
Cusip: P3710FAA2 and 29244AA0
Percent of interests accruing during the period: 6.00% annually (US$ 518,609.58)

•	Fixed Rate Class B Par Notes
Cusip: P3710FAB0 and 29244AAB8
Percent of interests accruing during the period: 6.00% annually (US$ 0.03)

Interest payment corresponds to the period of: December 14, 2008 to June 14, 2009.

Coupon to be presented when paying interest: No. 7.

Sincerely,

Leonardo Peino

Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: June 9, 2009